                                                                    Exhibit 99.2
                               GLOBAL SOURCES LTD.

                           CONSOLIDATED BALANCE SHEETS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                               AT                  AT
                                                                            DECEMBER 31         MARCH 31
                                                                            -----------         --------
                                                                               2000               2001
                                                                             --------           --------
                                                                                               (UNAUDITED)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                  $ 12,727           $ 12,329
  Accounts receivable, net                                                      7,803              7,272
  Receivables from sales representatives                                        3,994              3,684
  Inventory of paper                                                            1,213              1,075
  Prepaid expenses and other current assets                                     1,768              1,988
                                                                             --------           --------
    TOTAL CURRENT ASSETS                                                       27,505             26,348
                                                                             --------           --------
Property and equipment, net                                                    23,205             21,662
Intangible assets, net                                                            373                281
Long term investments                                                           1,250              1,250
Bonds held to maturity, at amortized cost                                       2,027              2,058
Other assets                                                                    1,346              1,389
                                                                             --------           --------
    TOTAL ASSETS                                                             $ 55,706           $ 52,988
                                                                             ========           ========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                           $  5,536           $  3,106
  Deferred income and customer prepayments                                     15,888             16,133
  Accrued liabilities                                                           5,879              6,554
  Short-term loan                                                               4,000              4,000
  Income taxes payable                                                            158                200
                                                                             --------           --------
    TOTAL CURRENT LIABILITIES                                                  31,461             29,993
                                                                             --------           --------
  Liabilities for incentive and bonus plan                                      1,794              1,795
  Amount due to parent company                                                 11,404             11,404
  Minority interest                                                             2,432              2,499
  Deferred tax liability                                                          454                472
                                                                             --------           --------
    TOTAL LIABILITIES                                                          47,545             46,163
                                                                             --------           --------
SHAREHOLDER'S EQUITY:
  Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
    26,303,949 (2000: 26,303,949) shares issued and outstanding                   263                263
  Additional paid in capital (Note 1)                                          81,726             86,998
  Shareholders' note receivable                                                (6,000)            (6,000)
  Retained earnings                                                           (62,762)           (64,848)
  Less : Unearned compensation (Note 2)                                        (5,066)            (9,588)
                                                                             --------           --------
    TOTAL SHAREHOLDERS' EQUITY                                                  8,161              6,825
                                                                             --------           --------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $ 55,706           $ 52,988
                                                                             ========           ========

Note:    1.       Reflects the non-cash compensation associated with the
                  transfer of shares from the parent company to the chairman and chief executive officer of the Company, employee equity compensation plans, the non-cash listing expenses incurred by The Fairchild Corporation, interest in a joint venture and amount received from a director in February 2001 for the shares subscribed by him in the directors stock option plan.

         2. Reflects the remaining unearned non-cash compensation at the balance sheet date associated with the employee equity compensation plans. The Company will recognize non-cash compensation expense over the vesting period of the ECP plans.

                               GLOBAL SOURCES LTD.

                        CONSOLIDATED STATEMENTS OF INCOME

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                           THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                  -----------------------------------
                                                                                      2000                   2001
                                                                                  ------------           ------------
                                                                                  (UNAUDITED)             (UNAUDITED)
REVENUES:
  Online marketplace services                                                     $     11,130           $     14,789
  Transaction software and services                                                        107                     75
  Complementary media services                                                          12,978                  8,606
  Other                                                                                  1,119                  1,563
                                                                                  ------------           ------------
                                                                                        25,334                 25,033

OPERATING EXPENSES:
  Sales                                                                                  8,648                  9,270
  Circulation                                                                            3,060                  3,053
  General and administrative                                                             8,489                  9,970
  Online services development                                                              897                  3,131
  Non-cash compensation expense (Note 1)                                                 8,933                    586
  Amortization of intangibles/Software development cost                                     93                    869
                                                                                  ------------           ------------
TOTAL OPERATING EXPENSES                                                                30,120                 26,879
                                                                                  ------------           ------------
LOSS FROM OPERATIONS                                                                    (4,786)                (1,846)
                                                                                  ------------           ------------
  Interest expense                                                                         (30)                   (76)
  Interest income                                                                           77                    220
  Foreign exchange gains (losses), net                                                     383                     37
                                                                                  ------------           ------------
LOSS BEFORE INCOME TAXES                                                                (4,356)                (1,665)
INCOME TAX PROVISION                                                                      (261)                  (354)
                                                                                  ------------           ------------
NET LOSS BEFORE MINORITY INTEREST                                                       (4,617)                (2,019)
Minority interest                                                                           --                    (67)
                                                                                  ------------           ------------
NET LOSS                                                                          $     (4,617)          $     (2,086)
RETAINED EARNINGS AT BEGINNING OF THE PERIOD                                      $      5,459           $    (62,762)
                                                                                  ------------           ------------
RETAINED EARNINGS AT END OF THE PERIOD                                            $        842           $    (64,848)
                                                                                  ============           ============
BASIC AND DILUTED NET LOSS PER SHARE                                              $      (0.18)          $      (0.08)
                                                                                  ============           ============
SHARE USED IN BASIC AND DILUTED NET LOSS PER SHARE CALCULATIONS (NOTE 2)            25,051,380             26,303,949
                                                                                  ============           ============


Note :   1.       Reflects the non-cash compensation expenses associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and the employee equity compensation plans.

         2. The March 2000 number was restated for the effects of the Share Exchange that occurred on April 14, 2000, similar to a 2505 to 1 stock split.

                               GLOBAL SOURCES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                 THREE MONTHS MARCH 31
                                                                                2000               2001
                                                                               -------           -------
                                                                             (UNAUDITED)       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                                                      (4,617)           (2,086)
Adjustments to reconcile net income to net cash provided by
  (used for) operating activities
    Depreciation and amortization                                                  648             2,191
    (Profit)/Loss on sale of property and equipment                                 (6)                2
    Accretion of U.S. Treasury strips zero % coupon                                (31)              (31)
    Bad debt expense                                                               291               298
    Non-cash compensation expense                                                8,933               586
    Income attributable to minority shareholder                                     --                67
                                                                               -------           -------
                                                                                 5,218             1,027
    CHANGES IN ASSETS AND LIABILITIES:
    Accounts receivables                                                           249               233
    Receivables from sales representatives                                      (1,338)              310
    Inventory of paper                                                              56               138
    Prepaid expenses and other current assets                                      700              (220)
    Loan to chief executive officer                                             (5,009)               --
    Long term assets                                                                 9               (43)
    Accounts payable                                                            (1,094)           (2,430)
    Accrued liabilities and liabilities for incentive and bonus plans           (1,799)              676
    Deferred income and customer prepayments                                        34               245
    Amount due to parent company                                                    --                --
    Tax liability                                                                  119                60
                                                                               -------           -------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                 (2,855)               (4)
                                                                               -------           -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of long term investments                                            (10,000)               --
  Purchase of property and equipment                                            (1,194)             (562)
  Proceeds from sales of property and equipment                                      6                 4
                                                                               -------           -------
    NET CASH USED FOR INVESTING ACTIVITIES                                     (11,188)             (558)
                                                                               -------           -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Amount received towards directors stock option plan                               --               164
  Short-term borrowings                                                         13,260                --
                                                                               -------           -------
    NET CASH (USED FOR) GENERATED FROM FINANCING ACTIVITIES                     13,260               164
                                                                               -------           -------

Net decrease in cash and cash equivalents                                         (783)             (398)
Cash and cash equivalents, beginning of the year                                15,433            12,727
                                                                               -------           -------
CASH AND CASH EQUIVALENTS, END OF THE YEAR                                      14,650            12,329
                                                                               =======           =======

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Income tax paid                                                                  142               294
  Interest paid                                                                     30                36
                                                                               =======           =======